EXHIBIT 7b

                         EMPLOYMENT AGREEMENT

     AGREEMENT made as of the 7th day of February 1995 between LAWRENCE
R. TRACY ("Executive") and Detection Systems, Inc., a New York corporation ("Company").
                         WITNESSETH:
     In consideration of the mutual covenants contained herein, the parties agree as follows:
      1. Offer of Employment and Term. The Company agrees to employ Executive in the capacity of President, International Division (or business equivalent) for the Term of Employment commencing as of the date of this Agreement (the "Commencement Date"). The Company agrees to provide Executive with such office, operational and administrative support as is consistent with his position. Executive's employment under this agreement will be in the vicinity of his home in Auburn, California or as convenient to that as practicable with an appropriate comparable office to be provided at the Company s corporate headquarters in Fairport, New York. The Company will not require the Executive to travel more than fifty percent (50%) of his time in the first year of this Agreement and thirty percent (30%) thereafter in order to fulfill Executives responsibilities. "Term of Employment" as used herein shall mean the period commencing on the Commencement Date and continuing thereafter for a period of four years, unless the Company and Executive agree in writing to extend the Term of Employment, in which case the Term of Employment shall have the meaning as determined at that time; provided, however, that Executive's employment may be earlier terminated as hereinafter set forth, in which event the Term of Employment shall mean the period from the Commencement Date through the date of such earlier termination.
          Notwithstanding any of the other provisions of this
Agreement, however, this Agreement will automatically terminate upon Executive's death and thereupon all payments and non-vested benefits payable hereunder shall cease, except death benefits provided under the Company's employee plans. The Company may terminate this Agreement due to Executive's permanent disability, as determined by the Board of Directors in good faith based on the certification of an independent M.D., and thereupon all payments and non-vested benefits hereunder shall cease. For the purposes of this Agreement, permanent disability shall be defined as any illness, injury or physical or mental condition which shall prevent the Executive from performing his usual duties and services for the Company on substantially the same basis under which he was performing or was obligated to perform them prior to the occurrence or onset of such illness, injury or condition for a period of (i) three consecutive months, or (ii) more than six months in any twelve month period.
      2. Executive's Acceptance. Executive agrees to accept the executive employment described in this Agreement. Executive further agrees that he will devote his full time and best efforts during reasonable business hours to performance of the duties and responsibilities of his office during the Term of Employment. Executive also agrees not to disclose Confidential Information of the Company, or to engage in any other activity which is detrimental to the interests of the Company, during the Term of Employment.
      3. Compensation and Benefits. The compensation and benefits which the Company shall provide Executive for his services during the Term of Employment shall include but not be limited to the following, subject to adjustment to maintain a compensation level at 70 percent of the equivalent Detection Systems cash bonus amounts paid to the
Company s CEO beginning the third fiscal year of employment and at 70 percent of the equivalent Detection Systems stock bonus amounts paid to the Company s CEO beginning with the fiscal year beginning April 1, 1995, except for the Company s regular quarterly profit sharing bonus without vesting requirement for the quarter beginning April 1, 1995.:
            (i)     Base salary at this time equal to $140,000 per year;
           (ii) Participation in all Company executive incentive compensation plans effective the fiscal year beginning April 1, 1995. Such incentive compensation plans shall include an annual cash bonus at this time of 3-1/2% of the amount by which the Company's pre-tax profits exceed $250,000. The amount of this bonus shall be reduced by $48,000
each year for the first two years,   Such incentive compensation plan
shall also include an annual stock bonus at this time of 14,000 shares per year based on a formula that allows the maximum in the case of sales growth greater than 10% for a fiscal year and a pretax profit greater than 10% of sales. This bonus will be scaled linearly according to both sales and profit performance. The sales factor for this calculation will be 100% for 10% sales growth, and 0% for no sales growth. The profit factor will be 100% for 10% pre-tax profit, and 0% for 5% pre-tax profit. For example, if sales increase in a particular year by 5% and if pre-tax profit is 7-1/2%, then the stock bonus would be 3,500 shares (14,000 * .5 * .5 = 3,500).
          (iii) Executive can draw cash advances from first two year future annual cash bonuses, as described in section (ii) above to achieve a total monthly cash payment of $15,000, for two years. During years three and four of this Agreement, monthly cash compensation will be paid (and/or advanced against cash bonus formulas) at a rate equal to the trailing twelve month cash compensation that was earned per the formulas, not to exceed $19,000 per month, with the balance of earned annual bonuses paid approximately two months after fiscal year end. Repayment of the first two year advances will only be made from cash income in excess of $15,000 per month from first two year total cash compensation. All obligations for repayment will be forgiven if Executive leaves the Company for any reason;
          (iv) Executive will be granted an option of 40,000 shares under the Company s employee stock option plan, with a grant date effective the date of employment, which shall be the date of this Agreement, with up to two-fifths of the shares exercisable after one year has elapsed, up to three-fifths of the shares exercisable after two years have elapsed, up to four-fifths of the shares exercisable after three years have elapsed and up to five-fifths of the shares exercisable after four years have elapsed. (For other specific terms and conditions, see the attached plan);
           (v) Participation in all existing executive fringe benefits and executive perquisites to which non-founder executives are entitled as of the date of this Agreement including car allowance, pension, deferred compensation, insurance, health, disability and other benefit plans, except that such plans, benefits and perquisites as are generally available to the Company's senior executives may be changed consistent with business conditions in a manner which does not discriminate against Executive.
          (vi) Vacation time at the rate of three (3) weeks per year to be increased to four (4) weeks per year after five (5) years of service.
          (vii) Executive will receive a car allowance of $500 per month plus fuel expense.
      4. Termination Without Cause. The Company may terminate Executive's employment without Cause as hereinafter defined and for any reason. If Executive is terminated without Cause, Company will pay the Executive cash compensation as per the above cash compensation plan and provide benefits to Executive as if he had continued in the Company's employment under this Agreement except for stock bonuses for the then remaining balance of the Term of Employment or for a period of one (1) year from the date of termination, whichever is longer. The stock options will cease vesting and the stock bonuses will no longer be payable from the date of termination. Executive will comply with Sections 7, 8, 9, 10 and 11 of this Agreement while receiving such compensation.
      5.  Termination for Cause.  The Company may terminate
Executive's employment immediately and without prior notice to Executive for "Cause" as defined below. The existence of Cause shall be determined by the Company's Board of Directors (other than Executive) acting in good faith. "Cause" is defined, and shall be limited to, a good faith determination by the Board of Directors that any of the following have occurred:

          (a) Executive has misappropriated a material amount of funds or property of the company;

     (b) Executive has obtained a material personal profit from any unlawful Company transaction with a third party;

     (c) Executive has obtained a material personal profit from the use of the Company's trade secrets other than on its behalf and/or if the Company has suffered material financial harm from the disclosure of trade secrets by Executive; or

     (d) Willful and prolonged absence from work by Executive or willful refusal by Executive to perform his duties and responsibilities under circumstances which, in either case, constitute a substantial abdication of Executive's duties and responsibilities of his office.
If Executive's employment is terminated by the Company for Cause, he shall be paid compensation and provided benefits in accordance with the provisions of the first paragraph of Section 4 above, provided that his cash compensation shall be reduced by the amount of any monetary damage suffered by the Company due to the Cause, prorated over the term of such payments, and Executive shall not receive any stock bonus.
      6. Resignation. Executive may voluntarily resign from the Company after giving 90 days' prior written notice of his intention to resign and the Term of Employment shall terminate on the effective date of such resignation. If Executive resigns or otherwise voluntarily leaves the Company's employment, he shall forfeit all compensation and non-vested benefits, from and after the effective date of such resignation, provided in this Agreement. Executive will comply with Sections 7, 8, 9, 10 and 11 of this Agreement in the event of such resignation. If Executive resigns or otherwise voluntarily leaves the Company s employment during the 90-day period following a change in the chief executive officer of the Company, the provisions of Section 11 shall not apply, at the Executive s option.
     7. Executive s Acknowledgments. a. The Executive acknowledges and agrees that: (i) in the course of the Executive s employment by the Company [it will be necessary for the Executive to acquire or develop] confidential information relating to the Company and its business, including but not limited to information concerning the Company s sales, sales volume, sales methods, sales proposals, trade secrets, confidential information of customers, pricing information, the Company s processes, computer programs, system documentation, ideas, improvements, inventions or other confidential or proprietary information belonging to the Company, or relating to the Company s affairs (collectively referred to here as the Confidential
Information ); (ii) the Confidential Information is the property of the Company; (iii) the use, misappropriation or disclosure of the Confidential Information would constitute a breach of trust and could cause irreparable injury to the Company; (iv) it is essential to the protection of the Company s good will and to the maintenance of the Company s competitive position that the Confidential Information be kept secret and that the Executive not disclose the Confidential Information to others or use the Confidential Information to the Executive s own advantage; and (v) the covenants in Sections 7, 8, 9, 10 and 11 are (x) reasonable under all circumstances of this particular situation as to time, area and scope of activity, (y) necessary to protect the legitimate interests of the Company and (z) are not unduly burdensome to the Executive.
     b. The Executive further recognizes and agrees that the Executive s duties for the Company may include the preparation of materials, including written or graphic materials for the Company, and that any such materials conceived or written by the Executive shall be done within the scope of his employment as a work made for hire, as defined and used in the Copyright Act of 1976, as amended (17 U.S.C. 101 et seq.). The Executive agrees that because any such work is a work made for hire, the Company will solely retain and own all rights in said materials, including rights of copyright.
     c. The Executive certifies that he has not, and covenants that he will not, disclose or use during his employment by the Company any confidential information which the Executive acquired as a result of any previous employment, and Executive will not violate any agreement with a prior employer. Additionally, Employer agrees to not ask Executive for any such previously obtained confidential information.
     8. Intellectual Property Rights. The Executive agrees to disclose and assign to the Employer his entire right, title and interest in and to all inventions and improvements related to the Employer s business (including but not limited to all financial and sales information), whether patentable or not, whether made or conceived by him individually or jointly with others at any time during his employment by the Company hereunder. Such inventions and improvements are to become and remain the property of the Company whether or not patent applications are filed thereon, and the Executive agrees, upon request and at the expense of the Company, to make and execute applications for letters patent, in the United States and any other countries, through attorneys designated by the Company and to assign all applications and patents which may issue thereon to the Company or its nominees and to make all such other applications and execute all such documents as may be necessary to effectuate the purpose of this Section
8. The Company shall determine, in its reasonable judgment after consulting the Executive, whether any invention or improvement is related to the business of the Company.
     9. Non-Disclosure of Confidential Information. The Executive agrees to hold and safeguard the Confidential Information in trust for the Company, its successors and assigns and agrees that the Executive shall not, without the prior written consent of the Company, use for personal gain or private purposes or misappropriate or disclose or make available to anyone for use outside the Company s organization at any time during the Executive s employment with the Company or subsequent to the termination of the Executive s employment with the Company for any reason, including without limitation termination by the Company for Cause or without Cause, any of the Confidential Information, whether or not developed by the Executive, except as required in the performance of the Executive s duties to the Company.
     10. Non-Solicitation of Employees and Former Employees. The Executive agrees that, during the Executive s employment with the Company, or while receiving termination compensation for any reason, the Executive shall not actively solicit any employee of the Company to leave the Company for any reason whatsoever or hire any employee of the Company or person who was employed by the Company at any time during the two years preceding the termination of the Executive s employment.
      11. Noncompetition. If Executive s employment is terminated by the Company without Cause, for a period of twelve (12) months subsequent to such termination, or the period during which the Company continues to compensate Executive, if longer, Executive shall not, without the prior written consent of the Board of Directors of the Company, engage, as an employee, partner, consultant, venturer, entrepreneur or otherwise, in the development, manufacture or sale of any product or service which is competitive with any product or service of the Company. If Executive s employment is terminated due to Cause, his resignation or other voluntary departure, for a period of eighteen (18) months subsequent to such termination, or the period during which the Company continues to compensate Executive, if longer, Executive shall not, without the prior written consent of the Board of Directors of the Company, engage, as an employee, partner, consultant, venturer, entrepreneur or otherwise, in the development, manufacture or sale of any product or service which is competitive with any product or service of the Company. For the purposes of this Agreement, a competitive product is defined as any electronic security or fire protection product, including CCTV and Access Control, to all existing and potential customers of Company.
This Agreement shall not prohibit Executive from engaging, as an employee, partner, consultant, venturer, entrepreneur or otherwise, with a company whose primary business purpose is as an electronic security or fire protection installation company, provided the company is not otherwise competitive with the Company, after the date of termination.
          At the end of the term of the Agreement and thereafter, Executive agrees that he shall not compete in any way as defined above for a period of twelve (12) months if the Company elects to pay a monthly compensation equal to the average monthly cash compensation of the previous four (4) years of employment during that twelve (12) month period
      12. Notices. Any notice required or permitted to be given hereunder shall be in writing and may be given by prepaid and certified return receipt requested first class mail addressed:
            (i) if to the Company, to Detection Systems, Inc., 130 Perinton Parkway, Fairport, NY 14450, Attention: President;
           (ii) if to Executive, at his home mailing address on file with the Company; and
          (iii) to such other address as the party to which such notice is to be given shall have notified (in accordance with the provisions of this Section 12) as its substitute address for the purpose of this Agreement.
     Any notice given as aforesaid shall be deemed conclusively to have been received on the fifth business day after such mailing.
     13. Amendment. It is agreed that no change or modification of this Agreement shall be made except in a writing signed by both parties.

     14. Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions shall not be affected thereby.
     15. Law Governing. The validity, interpretation and effect of this Agreement shall be construed and interpreted in accordance with the laws of the State of New York, without regard to conflict of laws principles. All disputes, controversies, or differences which may arise between the parties, out of or in relation to or in connection with this Agreement, or for the breach thereof, which cannot be resolved between the parties shall be submitted to the exclusive jurisdiction of the courts of New York State sitting in Rochester, New York, USA.
Prevailing party in any dispute shall be reimbursed for reasonable legal fees as part of their settlement.
     16. Assignment. This Agreement shall not be assignable except to a successor by merger or purchase of substantially all of the stock or assets of the Company. This Agreement shall be binding upon the parties and any corporation, other entity or individual which, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the respective parties.
     17. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein. This Agreement supersedes all prior agreements, arrangements and understandings between the parties, whether oral or written, with respect to the employment of Executive.

     IN WITNESS WHEREOF, Executive for himself, and the undersigned director of the Company on behalf of the Company by authority of its Board of Directors, have executed this Agreement as of the day and year first above written.

     EXECUTIVE
     /s/ Lawrence R. Tracy


     DETECTION SYSTEMS, INC.
     /s/ Karl H. Kostusiak, President